Filed by: Exult, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Exult, Inc.

Commission File No. 0-30035

Welcome to the Hewitt Merger Update, your source for news on the upcoming merger. We’re creating this vehicle based on your request for shorter, more frequent communication than lengthier, less frequent news. We will not cover every area in every issue but will hit most topics over the course of the transition. Look for this Hewitt Merger update in your email box every two weeks. Please continue to send any questions to +Exult Global Communications.

Overall Progress — The Integration teams are on track, having spent the last month getting to know each company’s capabilities and approaches in further detail, identifying and analyzing potential revenue and cost synergies, mapping to the future state organization, and laying out plans for Day 1, which we continue to expect to be in the end of September to early October time frame.

Market positioning — We will go to market as one overall model — not the ‘Hewitt model’ and the ‘Exult model’. This single model satisfies a wider population of prospective clients, each with different needs and at different stages of adoption of an HR BPO strategy. More on this will come out in the upcoming weeks.

We’ve also identified the need to better define our future direction in Finance and Accounting work as Payments Processing, and have started to use that terminology in our press release boilerplate. Financial Accounting activity that services our current clients will continue.

Sales —We brought Exult’s and Hewitt’s sales managers/leaders together this week to view each other’s sales approach and consider how we can best operate as an integrated team. This first session was Hewitt presenting to Exult’s team of Mike Salvino, Gerald Williams, Abby Foster, Barbara Williams, Trey Campbell, Tony Chambliss, Lee Gregory, Robyn Sweet, and Barry Weiss. They covered Hewitt’s Health & Welfare, Total Rewards, Defined Contribution, Defined Benefit, Talent and Organizational Change, and Actuarial capabilities.

Quality — An Operations subteam led by Christina Schlachter (Exult) and Carin Morgan (Hewitt) is focusing on our approach to quality. Hewitt has a good deal of enabling technology surrounding data collection and presentation to internal and external audiences. The team’s goal is to combine this data collection capability with Exult’s Six Sigma methodology and enabling tools like VCQ (Volume, Cycle Time, Quality). The benefits should be improved cycle time, improved quality and less rework, leading to higher customer satisfaction at a reduced operational cost.

Forward-Looking Information

This document contains forward-looking statements and a number of factors could cause actual results or events to differ materially from what we expect. These factors are described in our June 16 press release announcing the transaction and in our SEC filings. Except as provided by federal securities laws, we are not required to publicly update or revise any forward looking statements where as a result of new information, future events or otherwise. In addition, please note that Hewitt and Exult filed with the SEC a preliminary joint proxy statement/prospectus and other documents relating to the proposed merger. The preliminary proxy statement is not yet final. We will also file a final definitive joint proxy statement/prospectus. We encourage you to read the preliminary joint proxy statement, which is now available, and the final definitive proxy statement/prospectus when available.